ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws
August 26, 2021	T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 226 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on June 28, 2021, relating to AMG Yacktman Global Fund (formerly AMG Yacktman Focused Fund – Security Selection Only) (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1.    Comment: The Staff reiterates its comment with respect to the Fund’s policy to invest, under normal circumstances, at least 35% of its net assets in investments economically tied to countries other than the U.S. The Staff’s position is that the Fund must invest at least 40% of its net assets in investments economically tied to countries other than the U.S. The Staff believes that the Fund’s current policy is inadequate. The Staff also requests that the Trust provide the portfolio holdings of the Fund.

Response: The Trust acknowledges the Staff’s reissuance of the comment and refers to the response provided in the Trust’s comment response letter to the Staff dated August 20, 2021 and filed as Edgar correspondence on that date. As requested, the Trust has attached as Exhibit A hereto the portfolio holdings of the Fund, showing that as of June 30, 2021, the Fund had 69.51% of its portfolio invested in countries other than the U.S.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc : Mark Duggan, Esq.

       Maureen A. Meredith, Esq.

       Gregory C. Davis, Esq.

       Adam M. Schlichtmann, Esq.

Exhibit A

AMG Yacktman Global Fund - Portfolio Holdings as of June 30, 2021

Ticker	Name	Sector	Asset Class	Country	Currency	Par/Shares	Price ($)	Market Value ($)	% of Fund
005935	Samsung Electronics Co Ltd Preferred	Information Technology	Stock	KR	KRW	250,000	65.45	$16,362,519	9.96%

BOL	Bollore SA	Communication Services	Stock	FR	EUR	2,830,000	5.36	$15,181,150	9.24%

7279	HI-LEX Corp	Consumer Discretionary	Stock	JP	JPY	617,800	15.00	$9,266,906	5.64%

033780	KT&G Corp	Consumer Staples	Stock	KR	KRW	87,000	74.94	$6,519,978	3.97%

ODET	Compagnie de L’Odet SA	Industrials	Stock	FR	EUR	4,500	1387.33	$6,242,974	3.80%

OCN	Ocean Wilsons Holdings Ltd	Industrials	Stock	BM	GBP	400,000	15.01	$6,003,522	3.65%

CNQ	Canadian Natural Resources Ltd	Energy	Stock	CA	USD	135,000	36.28	$4,897,800	2.98%

FOX	Fox Corp, Class B	Communication Services	Stock	US	USD	119,000	35.20	$4,188,800	2.55%

005385	Hyundai Motor Co	Consumer Discretionary	Stock	KR	KRW	39,000	102.53	$3,998,797	2.43%

BNR	Brenntag SE	Industrials	Stock	DE	EUR	40,000	93.07	$3,722,897	2.27%

PEP	PepsiCo Inc	Consumer Staples	Stock	US	USD	24,000	148.17	$3,556,080	2.16%

NWSA	News Corp, Class A	Communication Services	Stock	US	USD	130,000	25.77	$3,350,100	2.04%

057050	Hyundai Home Shopping Network Corp	Consumer Discretionary	Stock	KR	KRW	39,314	80.28	$3,156,056	1.92%

GOOG	Alphabet Inc, Class C	Communication Services	Stock	US	USD	1,240	2506.32	$3,107,837	1.89%

CBP	CB Industrial Product Holding Bhd	Industrials	Stock	MY	MYR	10,500,000	0.29	$3,060,428	1.86%

4725	CAC Holdings Corp	Information Technology	Stock	JP	JPY	240,000	12.47	$2,992,155	1.82%

STT	State Street Corp	Financials	Stock	US	USD	30,000	82.28	$2,468,400	1.50%

4095	Nihon Parkerizing Co Ltd	Materials	Stock	JP	JPY	240,000	10.02	$2,404,429	1.46%

SYY	Sysco Corp	Consumer Staples	Stock	US	USD	30,000	77.75	$2,332,500	1.42%

DIS	Walt Disney Co	Communication Services	Stock	US	USD	13,000	175.77	$2,285,010	1.39%

RDI	Reading International Inc, Class A	Communication Services	Stock	US	USD	320,000	6.97	$2,230,400	1.36%

BKNG	Booking Holdings Inc	Consumer Discretionary	Stock	US	USD	1,000	2188.09	$2,188,090	1.33%

SCHW	Charles Schwab Corp	Financials	Stock	US	USD	30,000	72.81	$2,184,300	1.33%

PG	Procter & Gamble Co	Consumer Staples	Stock	US	USD	16,000	134.93	$2,158,880	1.31%

CTSH	Cognizant Technology Solutions Corp, Class A	Information Technology	Stock	US	USD	30,000	69.26	$2,077,800	1.26%

ABF	Associated British Foods PLC	Consumer Staples	Stock	GB	GBP	65,000	30.70	$1,995,296	1.21%

JNJ	Johnson & Johnson	Health Care	Stock	US	USD	12,000	164.74	$1,976,880	1.20%

090435	Amorepacific Corp Preferred	Consumer Staples	Stock	KR	KRW	25,000	78.22	$1,955,470	1.19%

Disclosure: Mention of a specific security should not be considered a recommendation to buy or a solicitation to sell that security. Holdings listed are as of the date of publication and are subject to change. Investors should carefully consider the Fund’s investment objectives, risks, charges and expenses before investing. For this and other information, please call 800.835.3879 or visit www.amgfunds.com to download a free prospectus. Read it carefully before investing or sending money. Funds are distributed by AMG Distributors, Inc., a member of FINRA/SIPC.	Page 1 of 3

AMG Yacktman Global Fund - Portfolio Holdings as of June 30, 2021

Ticker	Name	Sector	Asset Class	Country	Currency	Par/Shares	Price ($)	Market Value ($)	% of Fund
TREC	Trecora Resources	Materials	Stock	US	USD	230,000	8.32	$1,913,600	1.16%

MSFT	Microsoft Corp	Information Technology	Stock	US	USD	7,000	270.90	$1,896,300	1.15%

UHAL	AMERCO	Industrials	Stock	US	USD	3,000	589.40	$1,768,200	1.08%

9358	Utoc Corp	Industrials	Stock	JP	JPY	320,000	4.74	$1,517,630	0.92%

CON	Continental AG	Consumer Discretionary	Stock	DE	EUR	10,000	147.12	$1,471,212	0.90%

3950	Pack Corp	Materials	Stock	JP	JPY	60,000	24.32	$1,459,106	0.89%

051905	LG Household & Health Care Ltd Preferred	Consumer Staples	Stock	KR	KRW	2,100	679.27	$1,426,464	0.87%

KO	Coca-Cola Co	Consumer Staples	Stock	US	USD	25,000	54.11	$1,352,750	0.82%

M	Macy’s Inc	Consumer Discretionary	Stock	US	USD	70,000	18.96	$1,327,200	0.81%

012330	Hyundai Mobis Co Ltd	Consumer Discretionary	Stock	KR	KRW	5,000	259.33	$1,296,656	0.79%

8074	Yuasa Trading Co Ltd	Industrials	Stock	JP	JPY	45,000	27.12	$1,220,442	0.74%

2329	Tohokushinsha Film Corp	Communication Services	Stock	JP	JPY	200,000	6.01	$1,201,740	0.73%

7504	Kohsoku Corp	Materials	Stock	JP	JPY	90,000	13.27	$1,194,720	0.73%

049430	Komelon Corp	Industrials	Stock	KR	KRW	80,000	14.31	$1,144,684	0.70%

	Weatherford International PLC	Energy	Stock	IE	USD	57,005	18.20	$1,037,491	0.63%

115310	INFOvine Co Ltd	Information Technology	Stock	KR	KRW	40,000	20.37	$814,847	0.50%

INGR	Ingredion Inc	Consumer Staples	Stock	US	USD	8,500	90.50	$769,250	0.47%

5947	Rinnai Corp	Consumer Discretionary	Stock	JP	JPY	8,000	95.18	$761,457	0.46%

002810	Sam Yung Trading Co Ltd	Industrials	Stock	KR	KRW	50,000	15.09	$754,396	0.46%

282690	Dong Ah Tire & Rubber Co Ltd	Consumer Discretionary	Stock	KR	KRW	65,000	11.50	$747,191	0.45%

USB	US Bancorp	Financials	Stock	US	USD	13,000	56.97	$740,610	0.45%

005710	Daewon San Up Co Ltd	Consumer Discretionary	Stock	KR	KRW	96,817	7.45	$720,898	0.44%

FHB	First Hawaiian Inc	Financials	Stock	US	USD	24,900	28.34	$705,666	0.43%

ORCL	Oracle Corp	Information Technology	Stock	US	USD	9,000	77.84	$700,560	0.43%

MSM	MSC Industrial Direct Co Inc, Class A	Industrials	Stock	US	USD	7,000	89.73	$628,110	0.38%

CSCO	Cisco Systems Inc	Information Technology	Stock	US	USD	10,000	53.00	$530,000	0.32%

BK	Bank of New York Mellon Corp	Financials	Stock	US	USD	10,000	51.23	$512,300	0.31%

7297	Car Mate Manufacturing Co Ltd	Consumer Discretionary	Stock	JP	JPY	52,500	9.42	$494,779	0.30%

QVCN	QVC Inc	Consumer Discretionary	Stock	US	USD	16,731	26.46	$442,702	0.27%

Disclosure: Mention of a specific security should not be considered a recommendation to buy or a solicitation to sell that security. Holdings listed are as of the date of publication and are subject to change. Investors should carefully consider the Fund’s investment objectives, risks, charges and expenses before investing. For this and other information, please call 800.835.3879 or visit www.amgfunds.com to download a free prospectus. Read it carefully before investing or sending money. Funds are distributed by AMG Distributors, Inc., a member of FINRA/SIPC.	Page 2 of 3

AMG Yacktman Global Fund - Portfolio Holdings as of June 30, 2021

Ticker	Name	Sector	Asset Class	Country	Currency	Par/Shares	Price ($)	Market Value ($)	% of Fund
1044	Hengan International Group Co Ltd	Consumer Staples	Stock	CN	HKD	37,000	6.69	$247,585	0.15%

4547	Kissei Pharmaceutical Co Ltd	Health Care	Stock	JP	JPY	9,400	19.43	$182,675	0.11%

XOM	Exxon Mobil Corp	Energy	Stock	US	USD	2,000	63.08	$126,160	0.08%

9845	Parker Corp	Industrials	Stock	JP	JPY	12,100	4.86	$58,787	0.04%

5192	Mitsuboshi Belting Ltd	Industrials	Stock	JP	JPY	2,965	15.78	$46,789	0.03%

WFTLF	Weatherford International Ltd Fixed 11.00% Dec 2024 144A	Corporate	Bond	US	USD	1,721,000	104.00	$1,789,840	1.09%

WTI	W&T Offshore Inc Fixed 9.75% Nov 2023 144A	Corporate	Bond	US	USD	806,000	97.00	$781,820	0.48%

	Cash & Equivalents	Cash	Currency	US	USD	0		$8,618,931	5.25%

Disclosure: Mention of a specific security should not be considered a recommendation to buy or a solicitation to sell that security. Holdings listed are as of the date of publication and are subject to change. Investors should carefully consider the Fund’s investment objectives, risks, charges and expenses before investing. For this and other information, please call 800.835.3879 or visit www.amgfunds.com to download a free prospectus. Read it carefully before investing or sending money. Funds are distributed by AMG Distributors, Inc., a member of FINRA/SIPC.	Page 3 of 3